UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 13)*

NAVISITE, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

63935M109
(CUSIP Number)

Madison Technology LLC
654 Madison Avenue, Suite 1609
New York, NY 10021
(212) 355 3400
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

October 19, 2010
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON: Atlantic Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 13,841,028
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 13,841,028
	10	SHARED DISPOSITIVE POWER: 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,841,028
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.7%
14		TYPE OF REPORTING PERSON: OO

1		NAME OF REPORTING PERSON: Madison Technology LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 248,021
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 248,021
	10	SHARED DISPOSITIVE POWER: 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 248,021
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.66%
14		TYPE OF REPORTING PERSON: OO

1		NAME OF REPORTING PERSON: Arthur Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,794,740
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,794,740
	10	SHARED DISPOSITIVE POWER: 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,794,740
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.63%
14		TYPE OF REPORTING PERSON: IN

1		NAME OF REPORTING PERSON: Unicorn Worldwide Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 13,841,028
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 13,841,028
	10	SHARED DISPOSITIVE POWER: 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,841,028
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.7%
14		TYPE OF REPORTING PERSON: CO

INTRODUCTION:

This Amendment No. 13 to the Schedule 13D filed by the Reporting Persons, as previously amended (“Schedule 13D”), is being filed to amend Items 4 and 7 as set forth below.

Item 4.    Purpose of Transaction.

Item 4 is amended as of the date hereof by adding the following:

On October 19, 2010, at the request of the special committee of the Issuer’s board of directors, and subject to the terms of the Confidentiality Agreement, Atlantic submitted a revised offer to the Issuer to acquire by merger all of the outstanding shares of the Issuer’s Common Stock for cash  (the “Revised Offer”).

Subject to the terms of the Confidentiality Agreement, the Reporting Persons may engage in discussions with the management and the special committee of the board of directors of the Issuer, holders of Common Stock, preferred stock and other securities of the Issuer, potential financing sources as well as other  relevant or interested parties concerning the transactions contemplated by the Revised Offer, in addition to the business, operations, management, board of directors, financing, strategy and future plans of the Issuer.  Accordingly, the Reporting Persons reserve the right to revise or withdraw the Revised Offer at any time and for any reason and to consider or engage in other transactions involving the Issuer or its securities, including, subject to the terms of the Confidentiality Agreement, acquiring (or seeking to acquire) or selling (or seeking to sell) securities of the Issuer or proposing changes to the business, operations, management, board of directors, financing, strategy or future plans of the Issuer.

Item 7.    Materials to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of October 20, 2010, among the Reporting Persons

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    October 20, 2010

ATLANTIC INVESTORS, LLC, a Delaware limited liability company

By:	Unicorn Worldwide Holdings Limited, a Managing Member

By:	/s/ Simon McNally
Name: Simon McNally
Title: Director

MADISON TECHNOLOGY LLC, a Delaware limited liability company

By:	/s/ Arthur Becker
Name: Arthur Becker
Title: Managing Member

/s/ Arthur Becker
Arthur Becker

UNICORN WORLDWIDE HOLDINGS LIMITED, a corporation organized under the laws of the British Virgin Islands

By:	/s/ Simon McNally
Name: Simon McNally
Title: Director